SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO. 1)

TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13E-3 THEREUNDER

MAXCO, INC.
(Name of Issuer)

MAXCO, INC.
MAX A. COON
ERIC L. CROSS
(Name of Person(s) Filing Statement)

COMMON STOCK
(Title of Class of Securities)

577723109
(Cusip Number of Class of Securities)

Max A. Coon
President and Chief Executive Officer
Maxco, Inc.
1005 Charlevoix Dr., Suite 100
Grand Ledge, Michigan 48837
(517) 627-1734
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

J. Michael Warren, Esq.
J. M. Warren Law Offices, P.C.
2161 Commons Parkway
Okemos, Michigan 48864
(517) 349-8600

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$48,750	$9.75 (1)

(1) Previously paid.

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer  price of $7.50 per share for the eligible shares of Common Stock, multiplied by 6,500, the estimated maximum number of shares to be purchased in the offer.

        ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A
Form or Registration No.: N/A
Date Filed: N/A

This Amendment No. 1 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends and supplements the Schedule 13E-3 filed by Maxco, Inc. (the "Company"), Max A. Coon and Eric L. Cross (the Company and Messrs. Cross and Coon collectively referred to as “Filing Persons”) on March 30, 2007 relating to the Company’s offer to purchase for cash (the "Offer") all shares of the Company's common stock (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on March 23, 2007. The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated March 30, 2007, which has previously been attached to the Schedule 13E-3 as Exhibit (a)(1)(i).

The purpose of this Amendment is to amend and supplement the Schedule 13E-3. Except as otherwise noted below, no changes have been made to the responses to the items of the Schedule 13E-3.

1) The first sentence of Item 6(c)(6) of the Schedule 13E-3 is amended in its entirety to read as follows:

The Company’s shares of Common Stock are currently listed on the pink sheets published by PinkSheets®  LLC.

2) Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are amended as follows:

a)  The Offer, which was scheduled to expire at 5:00 p.m., New York Time, on April 30, 2007, has been extended  to 5:00 p.m., New York Time, on May 31, 2007, unless the Offer is further extended or earlier terminated. The  Offer to Purchase and the Letter of Transmittal are amended in their entirety to replace all references to 5:00 p.m.,  New York time, on April 30, 2007 with 5:00 p.m., New York Time, on May 31, 2007.

b) The answer to the fifth question (which question is on page 5 of the Offer to Purchase), “When will I receive  my money?” of the Questions and Answers section of the Offer to Purchase, is amended in its entirety to read as  follows:

Your check will be mailed to you promptly after the Expiration Date. Please allow sufficient time for the U.S. Postal Service to deliver your check.

c) The second paragraph of the answer to the twelfth question (which question is on page 6 of the Offer to  Purchase), “Why is Maxco making the Offer?” of the “Questions and Answers” section of the Offer to Purchase is  amended in its entirety to read as follows:

One of the reasons we are making the Offer is to reduce the number of holders of record of our Shares to fewer than 300 and thereafter to terminate the registration of our Common Stock under the Exchange Act. At the same time, we would terminate registration of our Series Three Preferred Stock, since we currently do not have any stockholders of record of our Series Three Preferred Stock, as such stock was redeemed by the Company on March 31, 2007. By so doing, we would ultimately no longer be required to file periodic reports and proxy materials with the SEC. By ceasing to be a reporting company, we expect to achieve substantial cost savings. In addition, we believe the Offer will provide an economical means for small holders of our Common Stock to sell their Shares without incurring any brokerage commissions.

d) The: (i) answer to the thirteenth question (which question begins on page 6 of the Offer to Purchase), “Will the  Shares continue to trade on the Nasdaq SmallCap Market following the completion of the Offer?” of the  “Questions and Answers” section of the Offer to Purchase, (ii) fifth paragraph under the heading, “Plans After  Completing the Offer” (which heading begins on page 14, and the fifth paragraph thereunder is on page 15, of the  Offer to Purchase) of the “Special Factors - Effects of the Offer; Plans After Completing the Offer” section of the  Offer to Purchase, and (iii) the first paragraph under the heading, “Trading Market, Price and Dividend  Information” (which heading and first paragraph thereunder are on page 24 of the Offer to Purchase) of the  “Information About the Company” section of the Offer to Purchase, are amended in their entirety to read as  follows:

On March 30, 2007, the date of this Offer to Purchase, our Shares were traded on the Nasdaq SmallCap  Market. The Company received a NASDAQ Staff Determination dated February 27, 2007, indicating that  the Company was not in compliance with the Nasdaq Stock Market’s requirements for continued listing due to  the completion of the sale on February 1, 2007 of substantially all assets of the Company’s wholly owned  subsidiary, Atmosphere Annealing, Inc., (“AAI”) and its wholly owned subsidiary, BCGW, Inc. (BCGW”).  As a result of the sale, Nasdaq staff deemed the Company to be a public shell, without an operating business,  raising public interest concerns under Nasdaq MarketPlace Rule 4300, which authorizes Nasdaq to subject the  Company to delisting from the Nasdaq Stock Market. On March 2, 2007, the Company requested a hearing  before a Nasdaq Listing Qualification Panel to review the Nasdaq Staff Determination as Nasdaq rules permit.  On April 18, 2007, the Company received a notice that the Nasdaq Listing Qualification Panel agreed with the  Staff Determination that the Company is a public shell. Accordingly, the Company’s Shares were delisted,  and trading of the shares was suspended, from the Nasdaq Stock Market, effective on the opening of Nasdaq  Stock Market business on April 20, 2007. Since April 20, 2007, our Shares have been quoted under the  symbol  “MAXC” on the pink sheets published by PinkSheets® LLC. Although we anticipate that trading of  our Shares on the pink sheets will continue if we become a private, non-reporting company, we cannot predict  whether  trading of Shares on the pink sheets will continue. As a result, it may become even more difficult for  our shareholders to dispose of their Shares.

e)  The second to last sentence of the first bullet point paragraph, “Terminate Registration of Our Common  Stock” under the section “Special Factors - Purposes of the Offer” of the Offer to Purchase (which section begins,  and the first bullet point paragraph thereunder is, on page 8 of the Offer to Purchase) is amended in its entirety to  read as follows:

We are aware of no securities analysts that currently report on Maxco, and our Shares trade infrequently and at  low volumes on the pink sheets.

f) The second bullet point paragraph, “Provide Small Shareholders an Opportunity to Sell Their Shares” under  the section “Special Factors - Purposes of the Offer” of the Offer to Purchase (which section begins, and the  second bullet point paragraph is, on page 8 of the Offer to Purchase) is amended in its entirety to read as follows:

•	Provide Small Shareholders an Opportunity to Sell Their Shares. Because the trading market for our
Shares on the pink sheets is, and previously was on the Nasdaq SmallCap Market, at relatively low volumes, it is often difficult for our shareholders to dispose of their Shares when they choose. In particular, holders of small numbers of our Shares often find it costly to dispose of their Shares due to the minimum brokerage commissions typically charged. We believe the Offer will provide a more economical means for small holders of our Shares to sell their Shares.

g) The first bullet point section, “Company Position” (which section begins on page 9 of the Offer to  Purchase)  under the section “Special Factors - Our Position as to the Fairness of the Offer to Unaffiliated Shareholders” of  the Offer to Purchase is amended in its entirety to read as follows:

• Company Position

The board considered that the actual average trading price of our Shares on the Nasdaq SmallCap Market during February 2007 through the Record Date was approximately $6.77 per Share and the March 23, 2007 closing price was $5.91 according to Nasdaq Stock Market data. Additionally, the board also considered the closing prices of our Shares on the Nasdaq SmallCap Market, as reported by the Nasdaq SmallCap Market, in the 2005 and 2006 fiscal years, and the 2007 fiscal year (up to January 31, 2007). Our board selected the Offer price of $7.50 per Share because it believes the Offer price represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data. The board believes the Nasdaq Stock Market data for the month of February 2007`through the Record Date is most relevant as compared to previous historical trading prices from the 2005 and 2006 fiscal years, and the 2007 fiscal year through January 31, 2007, since the sale of the assets of AAI, our operating business, closed on February 1, 2007. The board believes that the trading prices of the Shares after the sale of its major asset, AAI, more properly reflects the Company’s value because the asset sale had been completed. Our board did not consider conducting the Offer prior to the sale of the assets of AAI because the board believed pursuing and completing the sale of the AAI business was in the best interest of all shareholders, and because it was financially impractical for the Company to be able to conduct the Offer. Additionally, our board did not consider book value, liquidation value or going concern value material to its fairness decision given that this Offer is directed only to shareholders owning small numbers of Shares who could benefit from selling their Shares without brokerage commissions. This Offer does not involve a merger, sale of all outstanding Shares or a sale of substantially all of the assets of the Company. We believe a measure of book value, going concern value or liquidation value would be more appropriate under those circumstances. We believe that the Offer is fair to eligible shareholders that are unaffiliated with us. The determination of the Offer price of $7.50 per Share and our belief as to fairness of the Offer to these shareholders is based on the following factors:

• The Offer is voluntary for eligible shareholders.

• Eligibility to participate in this Offer is based on the number of Shares held by a shareholder, and without regard to the affiliated or unaffiliated status.

• We believe that the trading of the Shares on the Nasdaq SmallCap Market was sufficiently developed, and took into consideration the sale of AAI, our operating business, on February 1, 2007, to  establish a fair value for the Shares. The $7.50 price also represents a premium of approximately  11% over  the actual average trading price of the Shares for the month of February 2007 through the Record Date and a  premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market  data.

• Eligible shareholders who choose to participate in the Offer will avoid the brokerage commissions  that they would otherwise incur if they disposed of their Shares in a brokerage transaction (although a holder  will have federal and state  income tax consequences and may be charged a fee if it holds its Shares through a  nominee, as discussed below).

We also believe that the Offer is fair to our unaffiliated shareholders that are not eligible to participate in the  Offer or decide not to tender. Our belief as to the fairness of the Offer to these shareholders is based on the  following material factors:

• We believe shareholders will benefit from the cost savings from deregistration of our Shares and the  corresponding ability of management to focus on operations without the distractions associated with SEC  reporting obligations.

• If we succeed in deregistering our Shares, and our Series Three Preferred Stock, with the SEC, we will  ultimately no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to  continue to provide certain annual financial information to our shareholders.

The above discussion is not intended to be exhaustive, but includes the material factors upon which we based  our determination that the Offer is fair to our unaffiliated shareholders. In reaching this determination, our  board of directors considered:

• the enactment of Sarbanes-Oxley and its corresponding costs and compliance burdens for us;

• the limited liquidity of the market for our Shares, and the low trading volumes in our Shares;

• recent results of operations; and

• historical and recent trading prices of our Shares.

See "Special Factors—Our Reasons for Pursuing the Offer" on page 8 and "Information About the Company—Trading Market, Price and Dividend Information" on page 24. Our board also considered the potential adverse effects of the Offer. See "Special Factors—Potential Adverse Effects of the Offer" on page 9. In reaching its determination that the Offer is fair to unaffiliated shareholders, our board of directors considered all factors as a whole and has not assigned specific weights to particular factors, though individual directors may have given differing weights to these factors. None of the factors that we considered led us to believe that the Offer is unfair to our unaffiliated shareholders. This belief should not, however, be construed in any way as any recommendation by us or our board to any eligible shareholder as to whether such shareholder should tender the Shares under the Offer.

h) The eighth paragraph under the first bullet point section of “Effects on Maxco” (which section begins on page  12, and the eighth paragraph thereunder is on page 13, of the Offer to Purchase) under the section “Special Factors  - Effects of the Offer; Plans After Completing the Offer” of the Offer to Purchase is amended in its entirety to read  as follows:

Effect on Market for Common Stock. Our Common Stock is currently traded on the pink sheets. While we  expect trading of our Shares to continue on the pink sheets after completion of the Offer, we cannot predict  that trading on the pink sheets will continue. Additionally, the reduction in public information concerning  Maxco as a result of it ultimately no longer being required to file reports under the Exchange Act could reduce  the liquidity of the Common Stock. We anticipate that any trading in Maxco’s Common Stock after the Offer  and deregistration of the Common Stock will continue through quotation of our Common Stock on the pink  sheets and through privately negotiated sales. There can be no assurance of any market for Maxco’s Common  Stock after the Offer.

i) The last paragraph under the third bullet point section of “Effects on Unaffiliated Shareholders” (which section  begins on page 13, and the last paragraph thereunder is on page 14, of the Offer to Purchase) under the section  “Special Factors - Effects of the Offer; Plans After Completing the Offer” of the Offer to Purchase is amended in  its entirety to read as follows:

- Decreased Liquidity. The liquidity of the Shares held by stockholders may be further reduced by the Offer  due to the expected termination of the registration of the Common Stock and Series Three Preferred Stock  under the Exchange Act, the delisting of the Common Stock from the Nasdaq SmallCap Market, and the  current listing of our Common Stock on the pink sheets. We anticipate that any  trading in our Common Stock  after the  Offer will continue through quotation of our common stock in the pink sheets or through privately  negotiated sales. There can be no assurance of any market for Maxco’s Common Stock after the Offer.

j) The fourth sentence of the third paragraph of the section “Plans After Completing the Offer” (which section  begins, and the third paragraph thereunder, are on page 14 of the Offer to Purchase) under the section “Special  Factors - Effects of the Offer; Plans After Completing the Offer” of the Offer to Purchase is amended in its  entirety to read as follows:

We presently do not have any Series Three Preferred shareholders of record.

k) The last paragraph of the section “Recent Transactions, Negotiations and Contacts” (which section begins on  page 15, and the last paragraph thereunder is on page 19, of the Offer to Purchase) under the section “Special  Factors - Recent Transactions, Negotiations and  Contacts” of the Offer to Purchase is amended in its entirety to  read as follows:

Effective March 31, 2007, the Company elected to redeem all issued and outstanding shares of Series Three  Preferred, Series Four Preferred, and Series Five Preferred. In addition, during March 2007, the Company  redeemed all shares of Series Six Preferred without having to pay any premiums. The Company paid approximately $5.325 million to effectuate these redemptions. Of these redemptions, EM received  approximately $4.127 million. Upon completion of the redemptions, each of the series of the redeemed  preferred shares were returned to the respective authorized but unissued preferred shares of the Company.

l) The section “Beneficial Ownership of Directors and Executive Officers” (which section is on page 27 of the  Offer to Purchase) under the section “Management Information - Beneficial Ownership of Directors and Executive  Officers” of the Offer to Purchase is amended in its entirety to read as follows:

Beneficial Ownership of Directors and Executive Officers

The following table sets forth certain information as of April 26, 2007, as to the equity securities of the Company owned beneficially by beneficial owners of 5% or more of the Company's securities, by each Director and by Executive Officer, and by all Directors and Executive Officers of the Company as a group.

		Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Title of Class	Sole Investment Power	Shared Investment Power[1]	% of Class[2]	Shared Voting Power	% of Total Votes
Max A. Coon [3]	Common Stock	930,206	988,172[4]	28.8%	999,204[5]	29.1%
Eric L. Cross	Common Stock	154,525	186,460[6]	5.4%	228,536[7]	6.7%
Joel I. Ferguson	Common Stock	0	0	*	0	*
Lawrence O. Fields	Common Stock	14,333	14,333	*	14,333	*
David R. Layton	Common Stock	400	400	*	400	*
Samuel O. Mallory	Common Stock	22,200	22,200	*	22,200	*
All Directors and Officers as a group, including the above six people	Common Stock	1,121,664	1,211,566	35.3%	1,264,673	36.8%

ROI Capital Management, Inc.[8]	Common Stock	878,492	945,957[9]	27.6%	945,957	27.6%
Daryle L. Doden[10]	Common Stock	250,000[11]	369,227[12]	10.7%	345,800	10.1%
		2,250,156	2,526,750	73.6%	2,556,430	74.4%

_________________________
*	Beneficial ownership does not exceed one percent (1%).
(1)	Includes Sole Investment Power as well as shares beneficially owned.
(2)	Calculated based on Shared Investment Power.
(3)	Mr. Coon’s address is 1005 Charlevoix Dr. Suite 100, Grand Ledge, Michigan 48837.
(4)	Includes 18,487 shares owned by Mr. Coon's immediate family and a proportionate share of 101,022 shares held by EM Investors, LLC in which Mr. Coon has a 39.1% ownership interest.
(5)	Includes 18,487 shares owned by Mr. Coon's immediate family and a 50% share of 101,022 shares held by EM Investors, LLC representing Mr. Coon’s voting power of those shares.
(6)	Includes 23,500 shares owned by Mr. Cross’ wife and a proportionate share of 101,022 shares held by EM Investors, LLC in which Mr. Cross has an 8.4% ownership interest.
(7)	Includes 23,500 shares owned by Mr. Cross’ wife and a 50% share of 101,022 shares held by EM Investors, LLC representing Mr. Cross’ voting power of those shares.
(8)
Information obtained from Schedule 13D/A dated April 4, 2006 filed with the Securities and Exchange Commission. The address of ROI Capital Management, Inc. is 300 Drakes Landing Rd., Suite 175, Greenbrae, CA 94904.

(9)
Information obtained from Schedule 13D/A dated April 4, 2006 filed with the Securities and Exchange Commission. Includes 57,465 shares in a personal IRA of Mark T. Boyer and 10,000 shares in a personal IRA of Mitchell J. Soboleski. Messrs. Boyer and Soboleski are the owners of ROI Capital Management, Inc. and have dispositive authority of the reported securities held in advisory accounts of ROI Capital Management, Inc.

(10)	Mr. Doden’s address is 1610 S. Grandstaff Dr., Auburn, IN 46706 or P.O. Box 51, Auburn, IN 46706.
(11)	Represents shares in the name of Contractor Supply, Incorporated of which Mr. Doden owns 100%.
(12)
Includes 95,800 shares in the name of Master Works Foundation, Inc., an Indiana non-profit corporation in which Mr. Doden is one-third member and a proportionate share of 101,022 shares held by EM Investors, LLC in which Mr. Doden has a 23.2% ownership interest.

m) The fourth outline number of the fourth paragraph under the section, “Where You Can Find Additional  Information” of the Offer to Purchase (which section and fourth paragraph thereunder are on page 28 of the Offer  to Purchase) is deleted in its entirety to read as follows:

4. Current Reports on Form 8-K filed on April 19, 2007, April 3, 2007, March 2, 2007, February 5, 2007,  December 18, 2006, October 5, 2006, September 6, 2006, and August 18, 2006.

3) Item 16 of the Schedule 13E-3 is amended and supplemented by adding the following:

(a)(1)(iii) Notice to Shareholders dated April 27, 2007

(a)(5)(i) Press release issued by the Company dated April 27, 2007.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007

MAXCO, INC.

By:	/s/ Max A. Coon
_________________________________ Name: Max A. Coon
Title: President and Chief Executive Officer

By:	/s/ Max A. Coon
_________________________________ Max A. Coon

By:	/s/ Eric L. Cross
_________________________________ Eric L. Cross